COASTAL PACIFIC MINING ENTERS INTO NEW LOI

CALGARY, Alberta, February 4, 2011 - Coastal Pacific Mining Corp. (OTCQB:CPMCF) www.coastalpacificminingcorp.com, is pleased to announce that it has completed a letter of intent to enter into a joint venture for an additional silver prospect adjacent to its existing Santa Rita property, known as the Rica Plata 2 and 3 property (the “Property”).

Mr. Rick Walker, B.Sc., M.Sc., P.Geo., the Company’s geologist, will be returning to Peru to undertake a due diligence inspection of the Property and review any supporting documentation.  The Company has up to 60 days to complete its due diligence and enter into a definitive joint venture agreement, during which period the final terms will be negotiated by the parties.

The Rica Plata 2 and 3 mineral tenure lies immediately south of, and is contiguous with, the Company’s previously acquired Santa Rita tenure.  Together, the two tenures comprise an area of 1,600 ha (4,000 acres) and cover strata correlated to the Paleogene Sacsaquero Group and the underlying Cretaceous Casapalca Formation.  The Casapalca Formation consists of medium- to coarse-grained, red-coloured arenite with interbedded conglomerate, while the Sacsaquero Group is comprised predominantly of welded rhyolitic tuffs, andesitic lavas and volcanic-derived arenites.  These strata are well exposed in a southeast – northwest trending belt having, in part, a strong reddish-brown colouration.

The strong colouration, as noted on the property visit in early December, is the basis for the acquisition.  Management believes the strong colouration may be indicative of hydrothermal alteration of the host strata. Vein and manto mineralization identified on the Santa Rita property has been interpreted as characteristic of a transitional Epithermal environment, resulting from hydrothermal activity associated with magmatism.

Limited sampling by Pasminco in 2000 returned weakly anomalous values from the northern edge of the Rica Plata 2 tenure, with maximum analytical values of 15.83 g/t silver, 155 ppm copper, 0.314% lead and 0.354% zinc.  The samples were not taken from within the interpreted area of surface alteration and so the nature of this possible alteration zone remains speculative.

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization hosted within the Jumasha Formation, which may continue at depth.  The Jumasha Formation is regionally important in central Peru for its large volume skarn deposit potential.

Mr. Joseph Bucci, President of Coastal Pacific, commented “We believe that entering into this agreement will provide the Company with substantial efficiencies as we undertake our exploration programs, and establish production facilities as warranted.  Upon our property expectations being borne out, we would be in a position to undertake significant levels of silver production.”

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Santa Rita or Rica Plata properties.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.